UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARCADIA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

039014105

(CUSIP Number)

Philip W. Peters

Farella Braun + Martel LLP

Russ Building

235 Montgomery Street

San Francisco, California 94104-2803

415-954-4997

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 039014105	13D	Page 1 of 14 Pages

1.	NAMES OF REPORTING PERSONS Moral Compass Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 22,515,364 (See Item 5)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 22,515,364 (See Item 5)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.1% (See Item 5)
14.	TYPE OF REPORTING PERSON: CO

CUSIP No. 039014105	13D	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Terri Bishop
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA - Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 22,515,364 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 22,515,364 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.1% (See Item 5)
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 039014105	13D	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Peter Sperling
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA - Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 22,515,364 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 22,515,364 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.1% (See Item 5)
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 039014105	13D	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Darby Shupp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA - Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 22,515,364 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 22,515,364 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.1% (See Item 5)
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 039014105	13D	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS John G. Sperling 2012 Irrevocable Trust No. 1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 22,515,364 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 22,515,364 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.1% (See Item 5)
14.	TYPE OF REPORTING PERSON: OO

CUSIP No. 039014105	13D	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS John G. Sperling 2012 Irrevocable Trust No. 2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 22,515,364 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 22,515,364 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.1% (See Item 5)
14.	TYPE OF REPORTING PERSON: OO

CUSIP No. 039014105	13D	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS John G. Sperling 2012 Irrevocable Trust No. 3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 22,515,364 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 22,515,364 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,515,364 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.1% (See Item 5)
14.	TYPE OF REPORTING PERSON: OO

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Arcadia Biosciences, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 202 Cousteau Place, Suite 200, Davis, California, 95618.

Item 2.	Identity and Background.

(a)	This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement, dated as of the date hereof and attached hereto as Exhibit A, by the following persons (collectively, the “Reporting Persons”): (i) Moral Compass Corporation, a Delaware corporation (“MCC”); (ii) Terri Bishop, an individual; (iii) Peter Sperling, an individual; (iv) Darby Shupp, an individual; (v) the John G. Sperling 2012 Irrevocable Trust No. 1, a trust formed under the laws of the State of Arizona (“Trust 1”); (vi) the John G. Sperling 2012 Irrevocable Trust No. 2, a trust formed under the laws of the State of Arizona (“Trust 2”); and (vii) the John G. Sperling 2012 Irrevocable Trust No. 3, a trust formed under the laws of the State of Arizona (“Trust 3” and, together with Trust 1 and Trust 2, the “Sperling Trusts”).

(b)	The business address of each of the Reporting Persons is 4835 E. Exeter Blvd., Phoenix, Arizona, 85018.

(c)	The principal business of MCC is to invest in businesses with the potential to make a meaningful social and economic impact in the world. The Sperling Trusts share equal ownership of MCC. Ms. Bishop, Mr. Sperling and Ms. Shupp comprise: (i) all of the directors of MCC; and (ii) all of the trustees of each of the Sperling Trusts. Ms. Bishop is the President of MCC and Ms. Shupp is the Secretary and Chief Financial Officer of MCC.

Ms. Bishop also serves as a director of Apollo Education Group, a proprietary education services provider, and as chairman of the John Sperling Foundation, a nonprofit organization. The business address for Apollo Education Group is 4025 South Riverpoint Parkway, Phoenix, Arizona, 85040. The business address for the John Sperling Foundation is 4835 E. Exeter Blvd., Phoenix, Arizona 85018.

Mr. Sperling also serves as the Chairman of the Board of Apollo Education Group. Mr. Sperling is also Chairman of the Board of Directors of Ecliptic Enterprises Corporation, which provides spacecraft and rocket avionics, video systems and sensors. The business address for Ecliptic Enterprises is 398 W. Washington Blvd., Suite 100, Pasadena, California, 91103.

Ms. Shupp also serves as the Chairman of the Board of Directors of the Issuer and as a director of Apollo Education Group.

There are no directors of MCC other than Ms. Bishop, Mr. Sperling and Ms. Shupp, and there are no executive officers of MCC other than Ms. Bishop and Ms. Shupp.

(d)	and (e). During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Moral Compass Corporation was formed under the laws of the State of Delaware. Each of the Sperling Trusts was formed under the laws of the State of Arizona. Terri Bishop, Peter Sperling and Darby Shupp are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 2, Item 5 and Item 6 is hereby incorporated by reference in its entirety.

Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Persons held the following securities of the Issuer:

(i)	60,681,805 shares of shares of Series A Convertible Preferred Stock, which were transferred to MCC’s Predecessor, Moral Hazard Corporation (referred to herein as “MHC”), by Dr. John G. Sperling in exchange for 1,000 shares of Class B Common Stock of MHC. Upon the IPO closing, the Series A Convertible Preferred Stock automatically converted for no additional consideration into 15,170,451 shares of the Issuer’s Common Stock, representing a ratio of one share of Common Stock for every four shares of Series A Convertible Preferred Stock. The conversion ratio reflected an adjustment due to the Issuer’s 1-for-4 reverse stock split effected on May 8, 2015.

(ii)	15,391,006 shares of shares of Series B Convertible Preferred Stock, which were transferred to MHC by Dr. John G. Sperling in exchange for the 1,000 shares of Class B Common Stock of MHC referenced in paragraph (i), above. Upon the IPO closing, the Series B Convertible Preferred Stock automatically converted for no additional consideration into 3,847,751 shares of the Issuer’s Common Stock, representing a ratio of one share of Common Stock for every four shares of Series B Convertible Preferred Stock. The conversion ratio reflected an adjustment due to the Issuer’s 1-for-4 reverse stock split effected on May 8, 2015.

(iii)	9,345,794 shares of Series C Convertible Preferred Stock, 2,004,481 of which were transferred to MHC by Dr. John G. Sperling in exchange for the 1,000 shares of Class B Common Stock of MHC referenced in paragraph (i), above, and 7,341,313 of which were purchased by MHC from the Issuer on various dates in 2010 and 2011 for $7,855,205 using working capital. Upon the IPO closing, the Series C Convertible Preferred Stock automatically converted for no additional consideration into 2,336,448 shares of the Issuer’s Common Stock, representing a ratio of one share of Common Stock for every four shares of Series C Convertible Preferred Stock. The conversion ratio reflected an adjustment due to the Issuer’s 1-for-4 reverse stock split effected on May 8, 2015.

(iv)	642,857 shares of Common Stock purchased by MHC from a former shareholder on March 3, 2010 for $360,000 using working capital. These shares were converted into 160,714 shares due to the Issuer’s 1-for-4 reverse stock split effected on May 8, 2015.

On May 20, 2015, the closing date of the IPO: (i) the Series A, Series B and Series C Convertible Preferred Stock automatically converted into an aggregate of 21,354,650 shares of the Issuer’s Common Stock, as further described above; and (ii) MCC purchased 1,000,000 shares of the Issuer’s Common Stock for a purchase price of $8.00 per share, using its working capital.

Item 4.	Purpose of Transaction.

The Common Stock described herein was acquired by the Reporting Persons for investment purposes. The Reporting Persons have no present plans or proposals for disposition of the shares beneficially owned by them or for acquisition of additional shares. The Reporting Persons, however, expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, the Reporting Persons may change their plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by them or to acquire additional shares. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax or other economic planning purposes.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 2, Item 3 and Item 6 is hereby incorporated by reference in its entirety.

(a) and (b). As of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 22,515,364 shares of Common Stock (the “Reporting Persons’ Shares”), representing approximately 52.1% of the Issuer’s outstanding Common Stock. This calculation is based upon 43,242,898 shares of Common Stock outstanding as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission on May 15, 2015.

MCC is the record and beneficial owner of all of the Reporting Persons’ Shares, and has the sole power to vote or direct the voting, and to dispose or direct the disposition of all of the Reporting Persons’ Shares. MCC is owned in equal amounts by the three Sperling Trusts, and therefore each of the Sperling Trusts has shared power to vote or direct the voting, and to dispose or direct the disposition of all of the Reporting Persons’ Shares. Darby Shupp, Terri Bishop and Peter Sperling serve as the three directors of MCC as well as the three trustees of each of the Sperling Trusts, and therefore have shared power to vote or direct the voting, and to dispose or direct the disposition of all of the Reporting Persons’ Shares.

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 2, Item 3 and Item 5 is hereby incorporated by reference in its entirety.

MCC is a party to that certain Amended and Restated Investors’ Rights Agreement, dated as of April 30, 2010 (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement grants to MCC and the other holders party thereto certain rights that include demand registration rights, piggyback registration rights and Form S-3 registration rights as more fully described in such agreement.

The Sperling Trusts’ ownership of MCC is governed by that certain Stockholders Agreement by and between Moral Compass Corporation and each of the Sperling Trusts effective as of August 1, 2012 (the “Stockholders Agreement”), which, among other things, restricts the Sperling Trusts’ ability to transfer ownership of the shares of MCC without the Sperling Trusts’ unanimous approval.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The descriptions contained in this Statement on Schedule 13D of the Investors’ Rights Agreement and the Stockholders Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7.	Material to be Filed as Exhibits.

No.	Exhibit

A	Joint Filing Agreement, dated as of May 26, 2015 (filed herewith)

B	Amended and Restated Investors’ Rights Agreement, dated as of April 30, 2010 (incorporated by reference to Exhibit 4.3 of Form S-1 Registration Statement of the Issuer filed February 17, 2015).

C	Stockholders Agreement, dated as of August 1, 2012 (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2015

MORAL COMPASS CORPORATION

By:	/s/ Darby Shupp
Name:	Darby Shupp
Title:	Secretary and CFO

JOHN G. SPERLING 2012 IRREVOCABLE TRUST NO. 1

By:	/s/ Darby Shupp
Name:	Darby Shupp
Title:	Trustee

By:	/s/ Terri Bishop
Name:	Terri Bishop
Title:	Trustee

JOHN G. SPERLING 2012 IRREVOCABLE TRUST NO. 2

By:	/s/ Darby Shupp
Name:	Darby Shupp
Title:	Trustee

By:	/s/ Terri Bishop
Name:	Terri Bishop
Title:	Trustee

JOHN G. SPERLING 2012 IRREVOCABLE TRUST NO. 3

By:	/s/ Darby Shupp
Name:	Darby Shupp
Title:	Trustee

By:	/s/ Terri Bishop
Name:	Terri Bishop
Title:	Trustee

By:	/s/ Peter Sperling
Peter Sperling

By:	/s/ Terri Bishop
Terri Bishop

By:	/s/ Darby Shupp
Darby Shupp